September 17, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                               Susser Petroleum Partners LP

Registration Statement on Form S-1 (File No. 333-182276)

Ladies and Gentlemen:

As representatives of the several underwriters of Susser Petroleum Partners LP’s proposed initial public offering of up to 10,925,000 common units representing limited partners interests, we hereby join Susser Petroleum Partners LP’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4 p.m. (Washington, D.C. time) on September 19, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 418(a)(7) and Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of Susser Petroleum Partners LP, dated September 10, 2012, through the date hereof:

Preliminary Prospectus dated September 10, 2012:

8,900 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Barclays Capital Inc.
Wells Fargo Securities, LLC
UBS Securities LLC

As Representatives of the several Underwriters

By: Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Michele A. H. Allong
Michele Allong
Authorized Signatory